                                                -----------------------------
                                                        OMB APPROVAL
                                                -----------------------------
                                                OMB NUMBER:  3235-0145
                                                EXPIRES:   OCTOBER 31, 1997
                                                ESTIMATED AVERAGE BURDEN
                                                HOURS PER RESPONSE.....14.90
                                                -----------------------------
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                THE BIBB COMPANY
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                  088667-10-0
                         -----------------------------
                                 (CUSIP NUMBER)

                             Romulus Holdings, Inc.
                                  Mars/Normel
                     Brad and Beth Singer Children's Trust
                     Gary and Karen Singer Children's Trust
                       Steven G. Singer Children's Trust
                              Second Singer Trust
                           c/o Romulus Holdings, Inc.
                              20 Rock Ridge Circle
                            New Rochelle, NY  10804
                        Telephone Number (914) 235-8800
          -----------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 11, 1997
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                              Page 2 of 20 pages

SCHEDULE 13D
----------------------------
CUSIP NO. 088667-10-0
----------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Romulus Holdings, Inc.
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [X]


-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-------------------------------------------------------------------------------

  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY          569,801     (See Items 4 and 5)
  OWNED BY         ------------------------------------------------------------
    EACH           8  SHARED VOTING POWER
  REPORTING
   PERSON             None.
    WITH           ------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER

                      569,801     (See Items 4 and 5)
                   ------------------------------------------------------------
                   10 SHARED DISPOSITIVE POWER

                      None.
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     569,801    (See Items 3, 4 and 5)

-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                            [_]
-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 3 of 20 pages

                                  SCHEDULE 13D
-------------------------
CUSIP NO. 088667-10-0
-------------------------

------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Mars/Normel
------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]

------------------------------------------------------------------------------
3              SEC USE ONLY

------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        [X]

------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               N/A
------------------------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER
   SHARES
BENEFICIALLY         14,397     (See Items 4 and 5)
  OWNED BY           ---------------------------------------------------------
    EACH             8  SHARED VOTING POWER
  REPORTING
   PERSON               None.
    WITH             ---------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER

                        14,397     (See Items 4 and 5)
                    ----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        None.
------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               14,397    (See Items 3, 4 and 5)

------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                         [_]

------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.1%

------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               00 (Joint Venture)
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 4 of 20 pages



                                   SCHEDULE 13D
---------------------------
CUSIP NO. 088667-10-0
---------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Brad and Beth Singer Children's Trust
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        [X]


-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               N.A.
-------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY          28,794 (See Items 4 and 5)
  OWNED BY        -------------------------------------------------------------
    EACH            8  SHARED VOTING POWER
  REPORTING
   PERSON              None.
    WITH          -------------------------------------------------------------
                    9  SOLE DISPOSITIVE POWER

                       28,794 (See Items 4 and 5)
                  -------------------------------------------------------------
                   10  SHARED DISPOSITIVE POWER

                       None.
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               28,794    (See Items 4 and 5)
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [_]
-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.3%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               00 (Trust)
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 5 of 20 pages



                                   SCHEDULE 13D
-------------------------
CUSIP NO. 088667-10-0
-------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Gary and Karen Singer Children's Trust
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        [X]

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               N.A.
-------------------------------------------------------------------------------
  NUMBER OF        7  SOLE VOTING POWER
   SHARES
BENEFICIALLY          3,794 (See Items 4 and 5)
  OWNED BY        -------------------------------------------------------------
    EACH           8  SHARED VOTING POWER
  REPORTING
   PERSON             None.
    WITH          -------------------------------------------------------------
                   9  SOLE DISPOSITIVE POWER

                      3,794 (See Items 4 and 5)
                  -------------------------------------------------------------
                  10  SHARED DISPOSITIVE POWER

                      None.
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,794    (See Items 4 and 5)
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [_]

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.0%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               00 (Trust)
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 6 of 20 pages



                                   SCHEDULE 13D
------------------------
CUSIP NO. 088667-10-0
------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Steven G. Singer Children's Trust
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        [X]

-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               N.A.
-------------------------------------------------------------------------------
  NUMBER OF           7  SOLE VOTING POWER
   SHARES
BENEFICIALLY             50,930 (See Items 4 and 5)
  OWNED BY           ----------------------------------------------------------
    EACH              8  SHARED VOTING POWER
  REPORTING
   PERSON                None.
    WITH             ----------------------------------------------------------
                      9  SOLE DISPOSITIVE POWER

                         50,930 (See Items 4 and 5)
                     ----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         None.
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               50,930    (See Items 4 and 5)
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [_]

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.5%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               00 (Trust)
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 7 of 20 pages



                                   SCHEDULE 13D
-------------------------
CUSIP NO. 088667-10-0
-------------------------

-------------------------------------------------------------------------------
1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Second Singer Trust
-------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [_]
                                                                 (b) [X]


-------------------------------------------------------------------------------
3              SEC USE ONLY

-------------------------------------------------------------------------------
4              SOURCE OF FUNDS

               WC
-------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        [X]


-------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               N.A.
-------------------------------------------------------------------------------
  NUMBER OF          7  SOLE VOTING POWER
   SHARES
BENEFICIALLY            39,980 (See Items 4 and 5)
  OWNED BY          -----------------------------------------------------------
    EACH             8  SHARED VOTING POWER
  REPORTING
   PERSON               None.
    WITH            -----------------------------------------------------------
                     9  SOLE DISPOSITIVE POWER

                        39,980 (See Items 4 and 5)
                    -----------------------------------------------------------
                    10  SHARED DISPOSITIVE POWER

                        None.
-------------------------------------------------------------------------------
11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               39,980    (See Items 4 and 5)
-------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                          [_]

-------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0.4%
-------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON*

               00 (Trust)
-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 8 of 20 pages

ITEM 1.   SECURITY AND ISSUER

          This statement relates to the shares of common stock, $0.01 par value per share (the "Common Stock"), of The Bibb Company, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Galleria Parkway, Atlanta, Georgia 30339.

ITEM 2.   IDENTITY AND BACKGROUND

          (a)-(c) This statement is being filed by Romulus Holdings, Inc., a Delaware corporation ("Romulus"), Mars/Normel ("Mars/Normel"), Brad and Beth Singer Children's Trust, Gary and Karen Singer Children's Trust, Steven G. Singer Children's Trust and Second Singer Trust (each a "Reporting Person" and collectively, the "Reporting Persons").

          Romulus is a corporation involved in the buying, holding, selling and trading of various investments and its principal place of business is located at 20 Rock Ridge Circle, New Rochelle, NY 10804. Mars/Normel is a joint venture between Mars Associates, Inc., a New York corporation ("Mars") and Normel Construction Corporation, a New York corporation ("Normel") that is involved in the construction business, and its principal place of business is located at 25 Coligni Avenue, New Rochelle, NY 10801. Information with respect to the executive officers and directors of Romulus and Mars/Normel required by Instruction C of Schedule 13D is set forth on Schedule I hereto and incorporated herein by reference.

          The Brad and Beth Singer Children's Trust was created for the benefit of Todd Singer, Tracey Singer and Troy Singer, the minor children of Brad and Beth Singer. The Brad and Beth Singer Children's Trust is an irrevocable trust governed by the laws of the State of New Jersey. The co-trustees are Steven and Rebecca Singer, who have joint discretionary investment power. The address of the Brad and Beth Singer Children's Trust is 10 Loman Court, Cresskill, NJ 07626.

          The Gary and Karen Singer Children's Trust was created for the benefit of Julian Singer, Taryn Singer and Devon Singer, the minor children of Gary and Karen Singer. The Gary and Karen Singer Children's Trust is an irrevocable trust governed by the laws of the State of New Jersey. The co-trustees are Steven and Rebecca Singer, who have joint discretionary investment power. The address of the Gary and Karen Singer Children's Trust is 10 Loman Court, Cresskill, NJ 07626.

          The Steven G. Singer Children's Trust was created for the benefit of Scott Singer and Gillian Singer, the minor children of Steven Singer. The Steven G. Singer Children's Trust is an irrevocable trust governed by the laws of the State of New Jersey. The co-trustees are Gary and Karen Singer, who have joint discretionary investment power. The address of the Steven G. Singer Children's Trust is 113 Jackson Drive, Cresskill, NJ 07626.

          The Second Singer Trust was created for the benefit of Julian Singer, Taryn Singer and Devon Singer, the minor children of Gary and Karen Singer. The Second Singer Trust is an irrevocable trust governed by the laws of the State of New Jersey. The co-trustees are Joseph and Norma Brandes, who have joint discretionary investment power. The address of the Second Singer Trust is 20 Rock Ridge Circle, New Rochelle, NY 10804.

                                                              Page 9 of 20 pages

          (d)-(e) Except as described below, during the last five years, none of the Reporting Persons (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          In November of 1992, Gary Singer, a co-trustee of the Steven G. Singer Children's Trust, was charged in an indictment (the "Indictment") filed in the United States District Court for the Southern District of New York in connection with a "frontrunning" arrangement involving the purchase and sale of high yield bonds. On January 13, 1994, Gary Singer was found guilty on various counts arising out of the Indictment.

          In November of 1992, Romulus, Gary Singer, a co-trustee of the Steven
G. Singer Children's Trust, Steven Singer, an officer, director and shareholder of Romulus, a co-trustee of the Brad and Beth Singer Children's Trust and a co-trustee of the Gary and Karen Singer Children's Trust, Normel, an owner of one-third of Mars/Normel, Karen Singer, a co-trustee of the Steven G. Singer Children's Trust and Norma Brandes, an officer and shareholder of Romulus and a co-trustee of the Second Singer Trust, were named as defendants in a lawsuit filed by the Securities and Exchange Commission ("SEC") in the United States District Court for the Southern District of New York. In the lawsuit, the SEC alleged that Gary Singer and Steven Singer violated or aided and abetted violations of certain provisions of the Securities Exchange Act of 1934, as amended and related rules thereto (the "Exchange Act"), certain provisions of the Investment Advisors Act and related rules thereto (the "IAA"), and certain provisions of the Investment Company Act and related rules thereto. Romulus, Normel, Karen Singer and Norma Brandes were not accused of any wrongdoing, but were named as relief defendants because profits from certain transactions at issue in the lawsuit were allegedly received in brokerage accounts in their names.

          Without admitting or denying any wrongdoing, Steven Singer, Karen Singer, Norma Brandes, Normel and Romulus settled the matter by agreeing to a final judgment in August of 1995. Pursuant to such final judgment, Steven Singer is permanently enjoined and restrained from violating Section 10(b) of the Exchange Act, Rule 10b-5 and Rule 13b2-1 promulgated thereunder and Section 204 of the IAA. Gary Singer settled the matter by agreeing to a final judgment in February of 1997. Pursuant to such final judgment, Gary Singer is permanently enjoined and restrained from violating Section 10(b) of the Exchange Act, Rule 10b-5, Rule 13b2-1 and Rule 13b2-2 promulgated thereunder, Section 204 of the IAA and Rules 204-1(b)(1), (2) and (3) promulgated thereunder and pursuant to Section 21(d)(2) of the Exchange Act, from acting as an officer or director of any issuer that has a class of securities registered pursuant to
Section 12 of the Exchange Act or that is required to file reports pursuant to
Section 15(d) of the Exchange Act.

          (f)  Not applicable.

                                                             Page 10 of 20 pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On September 27, 1996, under a Plan of Reorganization issued by the United States Bankruptcy Court for the District of Delaware on September 12, 1996, each holder of the Company's outstanding 14% Senior Subordinated Notes (the "14% Notes") and 13.875% Senior Subordinated Notes (the "13.875% Notes") became entitled to receive 59.9177745 and 57.5877576 shares, respectively, of the Company's Common Stock. Pursuant to such Plan of Reorganization, Romulus received 638,260 shares in exchange for $5,085,000 principal amount of 13.875% Notes and $5,765,000 principal amount of 14% Notes; Brad and Beth Singer Children's Trust received 28,794 shares in exchange for $500,000 principal amount of 13.875% Notes; Gary and Karen Singer Children's Trust received 28,794 shares in exchange for $500,000 principal amount of 13.875% Notes; Steven G. Singer Children's Trust received 35,951 shares in exchange for $600,000 principal amount of 14% Notes; and Second Singer Trust received 14,979 shares in exchange for $250,000 principal amount of 14% Notes.

          On December 9, 1996, Mars/Normel acquired 14,397 shares in open market purchases for a price of $107,977.50, the funds of which were obtained from its working capital.

          On January 3, 1997, Romulus acquired 26,500 shares in open market purchases for $189,612.50. On January 6, 1997, Romulus acquired 10,000 shares in open market purchases for $71,850 and 10,000 shares for $71,555. On February 7, 1997, Romulus acquired 35,000 shares in open market purchases for $233,125. Each of these open market purchases were funded with working capital of Romulus.

          On January 31, 1997, the Second Singer Trust purchased 25,000 shares in the open market for $162,505 the funds of which were obtained from the working capital of the trust.


ITEM 4.   PURPOSE OF TRANSACTION

          The Reporting Persons acquired their shares of the Common Stock (the "Shares") either (i) pursuant to the September 12, 1996, Plan of Reorganization of the Company, in which the Reporting Persons held a debt interest for investment or (ii) through open market purchases, each as described in Item 3. The Reporting Persons hold their Shares as an investment. From time to time, subject to the continuing evaluation of the factors discussed herein, each of the Reporting Persons may acquire additional Shares in the open market or in privately negotiated transactions, or otherwise increase its ownership of Shares, or the Reporting Persons may sell all or a portion of their Shares in the open market or in privately negotiated transactions. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the availability of Shares for purchase and the price levels of such Shares; general market and economic conditions; ongoing evaluation of the Company's assets and operations; the relative attractiveness of alternative business and investment opportunities; the actions of the management and the Board of Directors of the Company; and other future developments.

          Although the foregoing reflects the present intention of the Reporting Persons with respect to the Company, it is subject to change at any time.
Except as set forth above, the Reporting Persons

                                                             Page 11 of 20 pages

have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     (a) Romulus beneficially owns 569,801 Shares, representing 5.7% of the Company's Common Stock outstanding, based on the number of Common Stock outstanding as contained in Amendment No. 1 to the Form 10 filed by the Company on May 19, 1997 (the "Outstanding Common Stock"). Mars/Normel beneficially owns 14,397 Shares, representing 0.1% of the Outstanding Common Stock. Brad and Beth Singer Children's Trust beneficially owns 28,794 Shares, representing 0.3% of the Outstanding Common Stock. Gary and Karen Singer Children's Trust beneficially owns 3,794 Shares, representing 0.0% (after rounding) of the Outstanding Common Stock. Steven G. Singer Children's Trust beneficially owns 50,930 Shares, representing 0.5% of the Outstanding Common Stock. Second Singer Trust beneficially owns 39,980 Shares, representing 0.4% of the Outstanding Common Stock. Except as set forth herein, each of the Reporting Persons disclaims beneficial ownership of any Shares beneficially owned by any other person described in this Item 5(a) or on Schedule I hereto.

     (b) Each Reporting Person has sole power to vote, or direct the vote, and to dispose or direct the disposition of, all Shares reported as beneficially owned by it.

     (c) No Reporting Person has affected any transactions in the Shares in the past sixty days.

     (d) No person, other than the Reporting Persons is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Joint Filing Agreement is attached hereto as Exhibit 1.

                                                             Page 12 of 20 pages

                                   Schedule I
                                   ----------

1.   Executive Officers & Directors of Romulus.
     -----------------------------------------

     Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Romulus. Unless otherwise indicated, the current business address of each person is c/o Romulus, 20 Rock Ridge Circle, New Rochelle, NY 10804. Each such person is a citizen of the United States of America.

                                                   Shares
                   Principal Occupation or      Beneficially
Name                     Employment                Owned
----------------  -------------------------  -------------------
Joseph Brandes    President and Director                     -0-

Steven Singer     Vice President,                            -0-
                  Secretary
                  and Director

Norma Brandes     Director                                   -0-

Brad Singer       Director                                   -0-

     Please see Item 2(e) of the Schedule 13D for more information regarding
                   Romulus, Steven Singer and Norma Brandes.

2.   Executive Officers & Directors of Mars/Normel, Mars and Normel.
     --------------------------------------------------------------

     Set forth below is the name, principal business, business address and beneficial ownership of Shares of each executive officer and director of Mars/Normel, Mars and Normel. Mars and Normel are each construction companies whose principal operations are conducted through the Mars/Normel joint venture. Mars owns two-thirds of Mars/Normel and Normel owns one-third of Mars/Normel. Unless otherwise indicated, the current business address of each person is c/o Mars/Normel, 25 Coligni Avenue, New Rochelle, NY 10801. Each such person is a citizen of the United States of America.

                    Principal Occupation or          Shares
Name                       Employment          Beneficially Owned
----------------    -------------------------  -------------------
George Kleinman     President and Director                     -0-
                    of Mars

Dorothy Singer      Director of Mars                           -0-

Brad Singer         Secretary of Mars and                      -0-
                    Officer of Mars/Normel

Joseph Brandes      President and Director                     -0-
                    of Normel and Officer of
                    Mars/Normel

Norma Brandes       Director of Normel                         -0-



         Please see Item 2(e) of the Schedule 13D for more information regarding Normel and Norma Brandes.

                                                             Page 13 of 20 pages


                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    ROMULUS HOLDINGS, INC.


                                    By:   /s/ Steven Singer
                                          -----------------
                                    Name:   Steven Singer
                                    Title:  Vice President

                                    Dated: June 11, 1997

                                                             Page 14 of 20 pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    MARS/NORMEL


                                    By:    /s/ Brad Singer
                                           ---------------
                                    Name:  Brad Singer
                                    Title: Secretary

                                    Dated: June 11, 1997

                                                             Page 15 of 20 pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BRAD AND BETH SINGER CHILDREN'S TRUST


                                    By:   /s/ Steven Singer
                                          -----------------
                                          Trustee


                                    Dated: June 11, 1997

                                                             Page 16 of 20 pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    GARY AND KAREN SINGER CHILDREN'S TRUST


                                    By:   /s/ Steven Singer
                                          -----------------
                                          Trustee


                                    Dated: June 11, 1997

                                                             Page 17 of 20 pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    STEVEN G. SINGER CHILDREN'S TRUST


                                    By:   /s/ Karen Sue Singer
                                          --------------------
                                          Trustee


                                    Dated: June 11, 1997

                                                             Page 18 of 20 pages

                                   Signatures
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    SECOND SINGER TRUST


                                    By:  /s/ Joseph Brandes
                                         ------------------
                                         Trustee


                                    Dated: June 11, 1997

                                                             Page 19 of 20 pages

                                 Exhibit Index
                                 -------------


                                                Page Number
                                                -----------

Exhibit 1       Joint Filing Agreement               20